SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*


                            Baseline Oil & Gas Corp.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    069827103
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

 Joshua L. Targoff             Michael A. Schwartz               J. Mark Metts
  Third Point LLC          Willkie Farr & Gallagher LLP            Jones Day
  390 Park Avenue               787 Seventh Avenue                 717 Texas
     18th Floor                 New York, NY 10019                 Suite 3300
New York, NY 10022                (212) 728-8000               Houston, TX 77002
  (212) 224-7406                                                 (832) 239-3939



                                  July 23, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 069827103                                           Page 2 of 8 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
            13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    74,797,600
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                74,797,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            74,797,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            68.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 069827103                                           Page 3 of 8 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    74,797,600
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                74,797,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            74,797,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            68.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 069827103                                           Page 4 of 8 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners L.P.
            22-3352246
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    30,048,823
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                30,048,823
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            30,048,823
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 069827103                                           Page 5 of 8 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners Qualified L.P.
            74-3110449
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    44,352,777
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                44,352,777
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            44,352,777
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends the
Schedule 13D filed on July 18, 2008 (as amended by Amendment No. 1 thereto filed on July 21, 2008, Amendment No. 2 thereto filed on July 22, 2008, and this Amendment No. 3, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Partners L.P., a Delaware limited partnership ("Partners"), Third Point Partners Qualified L.P., a Delaware limited partnership ("Partners Qualified"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, collectively with the Management Company, Partners and Partners Qualified, the "Reporting Persons"). The Schedule 13D relates to the Common Stock, par value $0.001 per share, of Baseline Oil & Gas Corp., a Nevada corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company.

     The Management Company is the investment manager or adviser to Partners, Partners Qualified and other various funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own (a) shares of Common Stock and (b) 14% Senior Subordinated Convertible Secured Notes due 2013 (the "Convertible Notes") that are convertible into shares of Common Stock. The
Schedule 13D relates to both the shares of Common Stock directly owned by the Funds and to the shares of Common Stock underlying the Convertible Notes. The Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock and the Convertible Notes. Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds collectively expended an aggregate of approximately $53,804,266 of their own investment capital to acquire the Convertible Notes and shares of Common Stock held by them. Partners expended an aggregate of approximately $21,801,602 of its own investment capital to acquire the Convertible Notes and Common Stock its holds. Partners Qualified expended an aggregate of approximately $32,175,678 of its own investment capital to acquire the Convertible Notes and shares of Common Stock its holds. Other than shares of Common Stock acquired upon the conversion of Convertible Notes, the Funds effected the purchases of Common Stock primarily through margin accounts, which are maintained for them with Goldman, Sachs & Co., Citigroup Global Markets, Inc., UBS Securities LLC and Bear, Stearns Securities Corp. and which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) The Reporting Persons own a total of 62,504,950 shares of Common Stock and $8.85 million in aggregate principal amount of the Convertible Notes. With a conversion price of $0.72 per share, each $1,000 of principal amount of the Convertible Notes is convertible into an aggregate of 1,389 shares of Common Stock. Therefore, the Convertible Notes held by the Reporting Persons are convertible into a total of 12,292,650 shares of Common Stock, excluding any shares that may be issued, at the Company's election within 30 days after conversion, in satisfaction of a related conversion make-whole amount. Due to the immediate convertibility of the Convertible Notes into Common Stock, the Reporting Persons are deemed to beneficially own the shares of Common Stock into which such Convertible Notes are convertible, resulting in a total beneficial ownership of 74,797,600 shares of Common Stock. The Reporting Persons' beneficial ownership of the Common Stock represents approximately 68.8% of the Company's outstanding Common Stock on a fully diluted basis.

     The information provided in the cover pages with respect to the beneficial ownership by each of the Reporting Persons is incorporated herein by reference. Based upon the Company's proxy statement filed by the Company with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders held on July 9, 2008, there were 34,462,282 issued and outstanding shares of Common Stock as of April 28, 2008. Any calculations of percentage ownership contained in this Schedule 13D assume that the only change in the number of issued and outstanding shares since such date has been the issuance of 62,018,850 shares of Common Stock to the Reporting Persons upon the conversion by the Reporting Persons of Convertible Notes on July 18, 2008, and in each case, for purposes of such calculation, shares of Common Stock issuable upon conversion of the Convertible Notes are deemed to be outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 74,797,600 shares of Common Stock beneficially owned by the Funds. The Management Company, Mr. Loeb and Partners share voting power and dispositive power over the 30,048,823 shares of Common Stock directly beneficially owned by Partners. The Management Company, Mr. Loeb and Partners Qualified share voting power and dispositive power over the 44,352,777 shares of Common Stock directly beneficially owned by Partners Qualified.

     (c) On July 23, 2008, Partners and Partners Qualified purchased, in private transactions, $1.771 million and $2.579 million, respectively, in aggregate principal amount of Convertible Notes. Since the most recent filing on Schedule 13D there were no other transactions in the Convertible Notes or Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds that directly hold the Convertible Notes and Direct Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Convertible Notes or Direct Shares.

     (e) Not applicable.

                            [Signature pages follow]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2008
                              THIRD POINT LLC

                              By:  Daniel S. Loeb, Chief Executive Officer

                              By: /s/ William Song
                                 -----------------------------------------------
                                 William Song
                                 Attorney-in-Fact


                              DANIEL S. LOEB


                              By: /s/ William Song
                                 -----------------------------------------------
                                 William Song
                                 Attorney-in-Fact


                              THIRD POINT PARTNERS L.P.

                              By:  Third Point Advisors LLC, its General Partner
                              By:  Daniel S. Loeb, Managing Member


                              By: /s/ William Song
                                 -----------------------------------------------
                                 William Song
                                 Attorney-in-Fact


                              THIRD POINT PARTNERS QUALIFIED L.P.

                              By:  Third Point Advisors LLC, its General Partner
                              By:  Daniel S. Loeb, Managing Member


                              By: /s/ William Song
                                 -----------------------------------------------
                                 William Song
                                 Attorney-in-Fact




                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                            BASELINE OIL & GAS CORP.]